BANCOLOMBIA S.A. ANNOUNCES FITCH RATINGS REPORT FOR BANISTMO

Medellín, February 27, 2014

Bancolombia S.A. announces that today Fitch Ratings published the risk rating report on Banistmo S.A., Bancolombia´s Panamanian subsidiary. The report, which is based on Banistmo´s financial information as of September 30th 2013, maintains its local and international ratings for short and long term debt and downgrades the “Viability Ranting (VR)”, from BBB to BBB-.

This rating does not cause any changes on Fitch´s ratings for Bancolombia S.A.

The rating report is available at:

http://www.grupobancolombia.com/contenidoCentralizado/informacionEmpresarial/investorRelations/relevantEvents/Documents/2014/BoletinBanistmoFitch.pdf

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837